United States securities and exchange commission logo





                               March 8, 2023

       Kenneth Wong
       Chief Executive Officer
       Keen Vision Acquisition Corp.
       37 Greenbriar Drive
       Summit, NJ 07901

                                                        Re: Keen Vision
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 9,
2023
                                                            File No. 333-269659

       Dear Kenneth Wong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 9, 2023

       Cover Page

   1. We note that a majority of your executive officers and directors have significant ties to
                                                        China, and your
disclosure that you may acquire a company that is based in China in an initial business
combination. Please disclose this prominently on the prospectus cover page. Also provide
prominent disclosure about the legal and operational risks that would be associated with
being based in or having the majority of the company   s operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your or the
target company   s post-combination operations and/or the value of
                                                        the securities you are
registering for sale or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how
 Kenneth Wong
FirstName  LastNameKenneth
Keen Vision  Acquisition Corp.Wong
Comapany
March      NameKeen Vision Acquisition Corp.
       8, 2023
March2 8, 2023 Page 2
Page
FirstName LastName
         recent statements and regulatory actions by China   s government, such
as those related
         to data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose how the Holding Foreign Companies Accountable Act and
         related regulations may affect you following such a business combination. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Given the risks of doing business in China, please revise the cover page to disclose that the majority of your officers and directors having significant ties with China may make you a less attractive partner to a non-China-based target company than a non-China based
         SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it harder for you to complete an initial business combination with a non-China-
         based target company. Specifically discuss the impact this could have upon your search for an initial business combination. Please also state this in the bulleted risks on page 30 and under an appropriate caption in your Risk Factors.
Our Founders, page 2

3. We refer to your disclosure regarding Mr. Jason Wong's experience here and on page 84, including the reference to prior business combinations that he oversaw. To ensure your potential investors have adequate information to assess your sponsor's track record in identifying and evaluating prospective target businesses, please expand this disclosure to briefly describe the material terms of the transactions, and provide the current post-
         combination company's ticker symbol for reference for Clene
Nanomedicine.
Prospectus Summary
Shareholder approval of, or tender offer in connection with. . ., page 23

4. We note your disclosures here and elsewhere that public shareholders may redeem their shares irrespective of whether they vote for or against the proposed business combination.
         Please also disclose here, and elswhere as appropriate, whether public shareholders are able to redeem their shares if they abstain from voting.
5. We refer to your statement on page 24 that if a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, your officers, directors, initial shareholders or their affiliates could make purchases in the open market or in private transactions in order to influence the vote. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
         Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
         166.01 for guidance.
Risks Relating to Acquiring a Company with Operations in China, page 30

6. Please expand your disclosure to discuss the risk that the Chinese government may intervene or influence the operations of the post-business combination company at any
 Kenneth Wong
Keen Vision Acquisition Corp.
March 8, 2023
Page 3
         time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your post-
         combination operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities post-combination to investors and cause the value of your securities to significantly decline or be worthless. Also add cross-references to the more detailed discussion of these risks in the prospectus.
7. Expand the third bullet to explain that, following a combination with a company based in
         China, the trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the auditor of the post-combination company, and that as a result an exchange may determine to delist your securities.
Risk Factors
We may not be able to consummate. . ., page 34

8. You state here and in the last paragraph on page 36 that if you are not able to consummate your initial business combination within the require time period, you will, as promptly as possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account. In other sections of your prospectus, you disclose a ten business day time period. Please reconcile your disclosures, or advise.
Because of our structure, other companies. . ., page 41

9. Please revise the heading of, and disclosure in, this risk factor to also discuss the risk that you may face a high level of competition from other special purpose acquisition companies in searching for business combination transaction candidates. Also disclose that the competition you face in searching for a combination candidate may impact the attractiveness of the acquisition terms that you will be able to negotiate.
The excise tax included in the Inflation Reduction Act of 2022 may decrease. . .., page 44

10. To the extent applicable, please revise to expand this risk factor to disclose that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC, and to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall
       within the meaning of    complete liquidation    in Section 331 of the
Internal Revenue
       Code. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem
FirstName LastNameKenneth Wong
       their shares such that their redemptions would subject the SPAC to the stock buyback
Comapany    NameKeen
       excise             Vision Acquisition
               tax, the remaining            Corp.
                                    shareholders that did not elect to redeem
may economically bear
March the  impact
       8, 2023      of 3the excise tax.
                 Page
FirstName LastName
 Kenneth Wong
FirstName  LastNameKenneth
Keen Vision  Acquisition Corp.Wong
Comapany
March      NameKeen Vision Acquisition Corp.
       8, 2023
March4 8, 2023 Page 4
Page
FirstName LastName
Our warrant agreement will designate the courts of the State of New York. . ., page 49

11. We refer to your statement that the exclusive forum provision contained in your warrant agreement will not apply to claims pursuant to the Exchange Act or under the Securities
         Act. However, Section 9.3 of the Form of Warrant Agreement filed as
Exhibit 4.4 does
         not exclude claims under the Securities Act. Please revise to address the discrepancy.
If we acquire a company with operations in China. . ., page 62

12. Please expand your risk factor to also highlight the risk that the Chinese government may intervene or influence your post-combination operations at any time, which could result in a material change in such operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder the ability of the post-combination company to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Enforceability of Civil Liabilities, page 70

13. We refer to your disclosure that certain of your directors and officers are nationals and/or residents of China (and Hong Kong). Please identify each such officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
         Also, please revise the second risk factor on page 54 to specifically address this risk.
Financial Statements
Notes to Financial Statements
Notes 6 - Shareholders' Deficit
Warrants, page F-13

14. We note your disclosure that the public warrants and private warrants, if issued, should be classified as equity. Please provide us with your analysis under ASC 815-40 to support your anticipated accounting treatment for the private warrants. Specifically, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees."
 Kenneth Wong
Keen Vision Acquisition Corp.
March 8, 2023
Page 5
Note 8 - Subsequent Events, page F-15

15. Please revise your filing to specify the date in February 2023 through which subsequent events have been evaluated.
General

16. Your sponsor has members who are non-U.S. persons. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
17. Please address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameKenneth Wong
                                                            Division of
Corporation Finance
Comapany NameKeen Vision Acquisition Corp.
                                                            Office of Real
Estate & Construction
March 8, 2023 Page 5
cc:       Lawrence Venick, Esq.
FirstName LastName